September 15, 2023

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
Washington, D.C. 20549

RE:	Wayfair Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 23, 2023 File No. 001-36666

Dear Ms. Majmudar and Ms. Dorin:

We acknowledge receipt of your comment letter dated September 13, 2023, regarding Wayfair Inc.’s Form 10-K for Fiscal Year Ended December 31, 2022. We respectfully request additional time to research, draft, internally review, and respond to your letter, with an anticipated filing of our response on or before Thursday, October 12, 2023.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need regarding this extension request. Please contact me at 617-880-8108 or at KGulliver@wayfair.com with any questions or concerns.

Sincerely,

/s/ Kate Gulliver

Kate Gulliver
Chief Financial Officer
Wayfair Inc.

cc:	Niraj Shah, Chief Executive Officer Enrique Colbert, General Counsel Laurie A. Cerveny, Morgan, Lewis & Bockius LLP Celia A. Soehner, Morgan, Lewis & Bockius LLP